Exhibit (4)(A10)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Retirement Choice Annuity Certificate or

TIAA Retirement Choice Plus Annuity Certificate

[Effective Date: Upon receipt/Specific date/Attached at issue]

This endorsement is part of your certificate with TIAA. It describes a change to your employer’s rights as the contractholder, and is provided for your information. It modifies a provision of your TIAA Retirement Choice Annuity Certificate or TIAA Retirement Choice Plus Annuity Certificate as follows.

The Contractholder Payments provision of the Retirement Choice Annuity Certificate and the Contractholder Rights provision of the Retirement Choice Plus Annuity Certificate are modified by adding the following:

Under conditions described in the contract, TIAA may also offer the contractholder the option of a single lump-sum contractholder payment of the entire TIAA Traditional Annuity accumulation. Under the contract’s current rate schedule, such contractholder withdrawal of the Traditional Annuity accumulation as a single lump-sum is subject to a [1.5%] surrender charge.

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